April 3, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Keros Therapeutics, Inc.

Registration Statement on Form S-1 (as amended) (SEC File No. 333-237212)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Keros Therapeutics, Inc. (the “Registrant”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on Tuesday, April 7, 2020, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 844 copies of the Preliminary Prospectus dated April 1, 2020 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Jefferies LLC

SVB Leerink LLC

Piper Sandler & Co.

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim Title: Managing Director

SVB LEERINK LLC

By:	/s/ Jon Civitarese
Name: Jon Civitarese Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley Title: Managing Director

As representatives of the several underwriters.

cc: Nathan Ajiashvili, Partner, Latham & Watkins LLP